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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Z-Tel Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

988 792 108

(CUSIP Number)

Mutual Trust Management (Jersey) Limited
P.O. Box 274
Thirty Six Hilgrove Street
St. Helier, Jersey JE4 8TR
Attn: Denis Thérézien
(011) 44-1534-726573

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Mayer Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Professional Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) OO, HC

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Cordwell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mutual Trust Management (Jersey) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MTM Trustees Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MTM Nominees Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MTM Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP No. 988 792 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fulmead Ventures Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		3,338,087(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,338,087(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,087(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.
(2)	Based on 35,596,195 shares outstanding on November 12, 2003, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2003, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

     This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”), of Z-Tel Technologies, Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed on February 8, 2000 (the “Original 13D”), Amendment No. 1 filed on February 15, 2002 (“Amendment No. 1”) and Amendment No. 2 filed on July 9, 2003 (“Amendment No. 2”), relating to the holdings of shares of Common Stock for which the Reporting Persons may be deemed to be the beneficial owners. Unless otherwise indicated, all capitalized terms shall have the same meaning ascribed thereto in the Original 13D, Amendment No. 1 or Amendment No. 2.

Item 1. Security and Issuer

     No change.

Item 2. Identity and Background

     Item 2 is hereby amended and restated in its entirety as follows:

     This Statement is being filed by Professional Holdings Limited, a Jersey limited liability company (“Professional Holdings”), Mutual Trust Management (Jersey) Limited, a Jersey limited liability company (“MTM Trust”), MTM Trustees Limited, a Jersey limited liability company (“MTM Trustees”), MTM Nominees Limited, a Jersey limited liability company (“MTM Nominees”), MTM Investments Limited, a Jersey limited liability company (“MTM Investments”), Michael Cordwell (“Cordwell”), Fulmead Ventures Limited, a British Virgin Islands company (“Fulmead”), and The Mayer Trust, a Channel Islands Trust (the “Trust” and together with Professional Holdings, MTM Trust, MTM Trustees, MTM Nominees, MTM Investments, Cordwell and Fulmead, the “Reporting Persons”). The name, citizenship (or place of organization, as applicable), business address, present occupation or employment of each of the current executive officers, directors and persons who may be deemed in control of each of the Reporting Persons are set forth on Appendices A-F hereto and incorporated herein by reference.

a.	The Trust

     The Trust is a trust formed under the laws of Jersey, Channel Islands. The principal business offices of the Trust are located at c/o Mutual Trust (Jersey) Limited, P.O. Box 274, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR. The sole trustee of the Trust is MTM Trustees Limited. A principal beneficiary of the Trust, but without legal right to the assets or control of the Trust, is Eduard J. Mayer, who served as a director and executive officer of the Issuer until November 2001. Because Mr. Mayer does not have investment or dispositive power over the Trust or the Common Stock held indirectly by the Trust, Mr. Mayer disclaims beneficial ownership of the Common Stock for purposes of Section 13 of the Act.

b.	Professional Holdings

     Professional Holdings is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Professional Holdings is to act as a holding company. The principal business offices of Professional Holdings are located at Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

c.	Cordwell

     Michael Cordwell is a British citizen and his residential address is 18 Millenium Court, St. Clement, Jersey, JE2 6GS, Channel Islands. He is a Director for MTM Trust, which is located at Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

d.	MTM Trust

     MTM Trust is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of MTM Trust is to provide trust and corporate services. The principal business offices of MTM Trustees are located at P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

e.	MTM Trustees

     MTM Trustees is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of MTM Trustees is to serve as corporate trustee for various trusts. The principal business offices of MTM Trustees are located at P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

f.	MTM Nominees

     MTM Nominees is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of MTM Nominees is to provide nominee services. The principal business offices of MTM Nominees are located at P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

g.	MTM Investments

     MTM Investments is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of MTM Investments is to provide nominee services. The principal business offices of MTM Investments are located at P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey, JE4 8TR.

h.	Fulmead

     Fulmead is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Fulmead is to provide nominee services. The principal business offices of Fulmead are Amara Bldg., 24 Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

     Mutual Risk Management Limited, a Bermuda limited liability company (“MRM”), IAS Park Ltd., a Bermuda limited liability company (“IAS Park”) and MTM Group Ltd., a Bermuda limited liability company (“MTM Group”) no longer control, directly or indirectly, MTM Trust. On November 6, 2003, Professional Holdings bought 100% of MTM Trust from MTM Group. MTM Trust is now a wholly owned subsidiary of Professional Holdings. Cordwell is a 60% owner of Professional Holdings. Subsequent to this Amendment No. 3, MRM, IAS Park and MTM Group will cease to be Reporting Persons. Accordingly, all references to MRM, IAS Park and MTM Group referenced in this Item 2 and Schedule 13D/A are amended to reflect this change.

     Pursuant to the regulations promulgated under Section 13(d) of the Act, Professional Holdings, Cordwell, MTM Trust, MTM Trustees, MTM Nominees, MTM Investments, Fulmead and the Trust each may be deemed a beneficial owner of the shares of Common Stock. Nevertheless, the filing of this Statement on Schedule 13D shall not be construed an admission by any of the Reporting Persons that, for purposes of Sections 13(d) and 13 (g) of the Act, any of the Reporting Persons is the beneficial owner of the shares of Common Stock to which this Statement on Schedule 13D/A relates.

     During the past five years, none of the Reporting Persons, nor any of the executive officers, directors or persons controlling any of the Reporting Persons has been (a) convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by the following:

     This item is inapplicable to this transaction.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by the following:

     The purpose of the transaction was to dispose of securities of the Issuer to generate funds for general corporate purposes.

Item 5. Interest in Securities of the Issuer

     Item 5 is amended and restated as follows:

     (a) The Reporting Persons are deemed to be the beneficial owners of an aggregate 3,338,087 shares of Common Stock, or approximately 9.0% of the outstanding shares of Common Stock based on the shares outstanding on November 12, 2003 as reported on the Issuer’s Form 10-Q for the period ending September 30, 2003. The information assumes no other events have occurred that would trigger anti-dilution adjustments to the securities that are convertible or exercisable into the Common Stock, as no such information has been provided by the Issuer.

     (b) Cordwell, through his ultimate control of Fulmead, has the ultimate shared power to vote or to direct the vote and has shared power to dispose of direct the disposition of all shares of Common Stock covered by this Statement. Each of the other Reporting Persons may be deemed to have shared voting power to vote or to direct the vote, or have shared power to dispose or direct the disposition of the shares of Common Stock by virtue of their direct or indirect control of the Trust and Fulmead.

     (c) On January 12, 2004, Fulmead sold 490,000 shares of the Issuer’s Common Stock at a price per share of $3.0838. The sale was effected through a public sale.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

     (e) As of November 6, 2003, MRM, IAS Park and MTM Group ceased to be beneficial owners of more than five percent of any class of securities of the issuer and subsequent to this Amendment No.3 will cease to be Reporting Persons of the Issuer pursuant to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2004

MUTUAL TRUST MANAGEMENT (JERSEY) LIMITED
By:	/s/ Denis J.P. Thérézien
Name:	Denis J.P. Thérézien
Title:	Director

MTM TRUSTEES LIMITED
By:	/s/ Denis J.P. Thérézien
Name:	Denis J.P. Thérézien
Title:	Director

MTM NOMINEES LIMITED
By:	/s/ Denis J.P. Thérézien
Name:	Denis J.P. Thérézien
Title:	Director

MTM INVESTMENTS LIMITED
By:	/s/ Denis J.P. Thérézien
Name:	Denis J.P. Thérézien
Title:	Director

FULMEAD VENTURES LIMITED
By:	/s/ Denis J.P. Thérézien
Name:	Denis J.P. Thérézien
Title:	Director

THE MAYER TRUST BY: MTM TRUSTEES LIMITED, as Trustee
By:	/s/ Denis J.P. Thérézien
Name:	Denis J.P. Thérézien
Title:	Director

PROFESSIONAL HOLDINGS LIMITED
By:	/s/ P.J. Nicolle
Name:	P.J. Nicolle
Title:	Director

MICHAEL CORDWELL

/s/ Michael Cordwell

Appendix A

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Professional Holdings.

Relationship to
Name and Citizenship or	Present Principal		Professional
Place of Organization	Occupation or Employment	Business Address	Holdings
Lesley Anne Berry	Chartered Secretary	P.O. Box 274	Director and
(Jersey, Channel Islands)	Corporate secretary services	Thirty Six Hilgrove	Secretary
	Director of Professional	Street
	Holdings	St. Helier, Jersey
JE4 8TR

Michael Thomas Cordwell	Chartered Secretary	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of Professional	Thirty Six Hilgrove
	Holdings	Street
St. Helier, Jersey
JE4 8TR

Peter James Nicolle	Chartered Banker	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of Professional	Thirty Six Hilgrove
	Holdings	Street
St. Helier, Jersey
JE4 8TR

Ralph Stephen Brunswick	Chartered Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of Professional	Thirty Six Hilgrove Street
	Holdings	St. Helier, Jersey
JE4 8TR

     Professional Holdings advises that no persons and/or organizations other than Cordwell, which owns 60% of the capital stock of Professional Holdings, control Professional Holdings (either individually or as a group), as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix B

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Trust.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	MTM Trust
Jane Anne Hurley	Chartered Secretary	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Denis J. P. Thérézien	Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Raydene Lillian Stracy	Trust Manager — Alternate	P.O. Box 274	Alternate Director
	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Stephen Andrew Morgan	Accountant and	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

MTM Secretaries Limited	Corporate secretary services	P.O. Box 274	Secretary
(Jersey, Channel Islands)		Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

     MTM Trust advises that no persons and/or organizations other than Professional Holdings, which owns 100% of the capital stock of MTM Trust, control MTM Trust (either individually or as a group), as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix C

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Trustees.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	MTM Trustees
Jane Anne Hurley	Chartered Secretary	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Denis J. P. Thérézien	Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Raydene Lillian Stracy	Trust Manager — Alternate	P.O. Box 274	Alternate Director
	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Stephen Andrew Morgan	Accountant and	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

MTM Secretaries Limited	Corporate secretary services	P.O. Box 274	Secretary
(Jersey, Channel Islands)		Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

     MTM Trustees advises that no persons and/or organizations other than MTM Trust, which owns 100% of the capital stock of MTM Trustees, control MTM Trustees (either individually or as a group), as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix D

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Nominees.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	MTM Nominees
Jane Anne Hurley	Chartered Secretary	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Denis J. P. Thérézien	Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Raydene Lillian Stracy	Trust Manager — Alternate	P.O. Box 274	Alternate Director
	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

Stephen Andrew Morgan	Accountant and	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

MTM Secretaries Limited	Corporate secretary services	P.O. Box 274	Secretary
(Jersey, Channel Islands)		Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

     MTM Nominees advises that no persons and/or organizations other than MTM Trust, which owns 100% of the capital stock of MTM Nominees, control MTM Nominees (either individually or as a group), as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix E

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Investments.

Name and Citizenship or	Present Principal		Relationship to
Place of Organization	Occupation or Employment	Business Address	MTM Investments
Jane Anne Hurley	Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove
Street
St. Helier, Jersey
JE4 8TR

Denis J. P. Thérézien	Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove
Street
St. Helier, Jersey
JE4 8TR

Raydene Lillian Stracy	Trust Manager — Alternate	P.O. Box 274	Alternate Director
	Director of MTM Trust	Thirty Six Hilgrove
Street
St. Helier, Jersey
JE4 8TR

Stephen Andrew Morgan	Accountant and	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove
Street
St. Helier, Jersey
JE4 8TR

MTM Secretaries Limited	Corporate secretary services	P.O. Box 274	Secretary
(Jersey, Channel Islands)		Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

     MTM Investments advises that no persons and/or organizations other than MTM Trust, which owns 100% of the capital stock of MTM Investments, control MTM Investments (either individually or as a group) as the term “control” is used in Instruction C to Rule 13d-101 promulgated under the Act.

Appendix F

     Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Fulmead.

Name and Citizenship or	Present Principal
Place of Organization	Occupation or Employment	Business Address	Relationship to Fulmead
Denis J. P. Thérézien	Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove
Street
St. Helier, Jersey
JE4 8TR

Jane Anne Hurley	Accountant	P.O. Box 274	Director
(Jersey, Channel Islands)	Director of MTM Trust	Thirty Six Hilgrove
Street
St. Helier, Jersey
JE4 8TR

Raydene Lillian Stracy	Trust Manager — Alternate	P.O. Box 274	Alternate Director
	Director of MTM Trust	Thirty Six Hilgrove
Street
St. Helier, Jersey
JE4 8TR

MTM Secretaries Limited	Corporate secretary services	P.O. Box 274	Secretary
(Jersey, Channel Islands)		Thirty Six Hilgrove Street
St. Helier, Jersey
JE4 8TR

     Fulmead advises that 50% of the voting capital stock of Fulmead is owned by MTM Nominees and 50% of the voting capital stock of Fulmead is owned by MTM Investments, in each case as nominee and trustee for MTM Trustees. Information about these Reporting Persons is set forth on Appendices C, D and E attached hereto.